Exhibit B
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,
	2005	2006	2007	2008	2009
	(US$ million)
	(unaudited)
Income before income taxes, equity results and minority interests	5,420	7,829	15,233	13,217	7,123
Fixed charges:
Interest costs – capitalized	86	126	78	230	266
Interest costs – expensed	560	1,222	2,517	1,765	1,558
Guaranteed preferred stock dividend	129	213	370	475	638

	775	1,561	2,965	2,470	2,462
Amortization of capitalized interest	8	13	18	26	38
Distributed income of equity investees	489	516	394	513	386

	6,692	9,919	18,610	16,226	10,009
Less: Interest capitalized	(86)	(126)	(78)	(230)	(266)

	6,606	9,793	18,532	15,996	9,743

Ratio of earnings to combined fixed charges and preferred dividends	8.52	6.27	6.25	6.48	3.96